Exhibit 99.45

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

August 28, 2020.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on August 28, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

John Rim

Chief Financial Officer & Chief Operating Officer

Bitfarms Ltd.

jrim@bitfarms.io

416-804-8535

Item 9 Date of Report

August 28, 2020.

Schedule "A"

Bitfarms Reports Financial Results for the Three and Six Months Ended June 30, 2020

Toronto, Ontario and Brossard, Québec (August 28, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) today announced its consolidated results for the three and six months ended June 30, 2020.

Q2 2020 Financial Summary and Corporate Highlights

●	Consolidated revenue of US$7.4 million; gross loss of US$0.1 million (-2% gross loss margin), operating loss of US$1.5 million (20% operating loss margin), and net loss of US$3.7 million;
●	Mining operations segment gross mining profit[1] of US$2.5 million (36% gross mining margin);
●	US$0.4 million EBITDA (6% EBITDA margin) and US$1.4 million Adj. EBITDA (19% Adj. EBITDA margin);
●	Mined 815 Bitcoins with an average break-even[2] Bitcoin price of $5,075;
●	Completed 5MW expansion of the Company’s St-Hyacinthe facility to increase the maximum capacity at St. Hyacinthe from 10 megawatts (“MW”) to 15 MW;
●	Acquired 1,865 WhatsMiner M20S producing approximately 135 PH/s and consuming approximately 6.4 MW which were installed and operational by the beginning of July 2020; and
●	Appointed PricewaterhouseCoopers LLP as the Company’s auditor.

“Despite the ongoing market turbulence caused by the COVID-19 pandemic and the challenge presented by the Bitcoin Halving that occurred in May, we are pleased that Bitfarms’ operations yielded positive EBITDA and Adjusted EBITDA in the second quarter. The Company’s 36% gross mining margin and break-even cost per Bitcoin of $5,075 on the production of 815 Bitcoin achieved in the second quarter significantly outpaced our Canadian competition.

With the 1,000 new mining rigs expected to be delivered and installed within the few days, the Company will have added 217 PH or over 25% growth so far in 2020 despite challenging market conditions. Finally, the recently announced refinancing will provide the time and flexibility that the Company needs to continue to execute on its growth plans” commented John Rim, Chief Operating Officer and Chief Financial Officer.

Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms added, “Bitfarms continues to demonstrate its resiliency and strength of operations despite challenging market conditions. Based on publicly disclosed financial information, we believe that the 815 Bitcoin mined by Bitfarms in the second quarter was the most amongst all publicly traded Bitcoin mining companies. We’re pleased with the strength of our business model and we are well positioned to continue to carry out our strategy of disciplined, timely and cost-efficient growth.”

1	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.
2	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin divided by the total number of Bitcoin mined, respectively, in the relevant period.

Financial Review

Consolidated Company Results (000’s)

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Revenues	7,372	8,517	(1,145)	(13%)	16,584	12,146	4,438	37%
Cost of sales	7,506	4,586	2,920	64%	15,423	8,003	7,420	93%
Gross profit (loss)	(134)	3,930	(4,064)	(103%)	1,161	4,143	(2,982)	(72%)
Gross margin (loss)	(2%)	46%	—	—	7%	34%	—	—
Gain on disposition of cryptocurrencies	23	—	23	100%	23	—	23	100%
Loss on disposition of assets	(707)	(4)	(703)	(17575%)	(707)	(7)	(700)	(10000%)
Operating income (loss)	(1,482)	575	(2,057)	(358%)	(2,992)	(1,132)	(1,860)	(164%)
Operating margin (loss)	(20%)	7%	—	—	(18%)	(9%)	—	—
G&A and other expenses	1,371	3,355	(1,984)	(59%)	4,176	5,275	(1,099)	(21%)
Financial income	57	—	57	100%	265	—	265	100%
Interest expense	1,400	689	711	103%	2,785	821	1,964	239%
Other financial expenses	202	1,202	(1,000)	(83%)	47	1,366	(1,319)	(97%)
Total financial expenses	1,602	1,891	(289)	(15%)	2,832	2,187	645	29%
Pre-tax loss	(3,734)	(1,320)	(2,414)	(183%)	(6,266)	(3,326)	(2,940)	(88%)
Income tax recovery	(4)	—	(4)	100%	(112)	—	(112)	100%
Net loss	(3,730)	(1,320)	(2,410)	(183%)	(6,154)	(3,326)	(2,828)	(85%)
Net loss per share - basic	(0.04)	(0.01)	—	—	(0.07)	(0.04)	—	—
Gross mining profit (1)	2,506	5,122	(2,616)	(51%)	6,602	6,205	397	6%
Gross mining margin (1)	36%	67%	—	—	42%	58%	—	—
EBITDA (1)	416	668	(252)	(38%)	2,249	142	2,107	1484%
EBITDA margin (1)	6%	8%	—	—	14%	1%	—	—
Adjusted EBITDA (1)	1,435	3,329	(1,894)	(57%)	4,340	2,908	1,432	49%
Adjusted EBITDA margin (1)	19%	39%	—	—	26%	24%	—	—

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to Non-IFRS Performance Measures.

Revenue

Bitfarms’ total revenue for Q2 2020 was US$7.4 million compared to US$8.5 million in Q2 2019. Revenue in Q2 2020 decreased US$1.1 million or 13% compared to Q2 2019 due to a reduced quantity of Bitcoin mined resulting from the Bitcoin Halving Event in May, offset by an increase in the average selling price of Bitcoin (i.e. $8,429 in Q2 2020 compared to $7,679 in Q2 2019) in addition to an increase in Bitfarms’ average hashrate in excess of the increase in Network Difficulty.

Cost of Sales

Bitfarms’ cost of sales for Q2 2020 was US$7.5 million compared to US$4.6 million in Q2 2019. Costs of sales include energy and infrastructure expenses, rental expense, depreciation and amortization, electrician salaries, and purchases and net change in inventory.

Energy and infrastructure expenses increased by US$1.8 million or 68% in Q2 2020 compared to Q2 2019 as the Company added new mining equipment that increased electrical consumption from an average of 28 MW during Q2 2019 to approximately 48 MW during Q2 2020. Depreciation and amortization expense increased by US$1.5 million or 112% in Q2 2020 compared to Q2 2019 due to the net additions to property, plant and equipment of approximately US$20.3M from Q2 2019 throughout Q2 2020.

Gross Profit

In Q2 2020, the Company had consolidated gross loss of US$0.1 million (-2% gross margin) on consolidated revenue of US$7.4 million, compared to gross profit of US$3.9 million (46% gross margin) on consolidated revenue of US$8.5 million in Q2 2019.

General & Administrative and Other Expenses

Bitfarms’ general and administrative and other expenses decreased US$ 2.0 million or 59% in Q2 2020 compared to Q2 2019. The primary reason for the decrease was lower non-cash expenses related to share-based compensation issued to employees of approximately US$1.2 million as well as US$0.5 million lower salaries and wages expenses resulting from fewer executive level employees and government wage subsidies received in connection with COVID-19 in Q2 2020 compared to Q2 2019. There was an additional decrease of US$0.3 million in Q2 2020 resulting from reduced professional fees in connection with the Company’s TSX-V listing process in Q2 2019.

Financial Income and Expenses

Bitfarms’ financial income for Q2 2020 was US$0.1 million compared to US$nil for Q2 2019. The increase in financial income was related to a US$0.1 million gain recorded on the embedded derivative. Financial expense for Q2 2020 was US$1.5 million compared to US$1.9 million in Q2 2019. The US$0.4 million decrease is primarily related to a US$0.8 million loss on warrant revaluation as well as a US$0.4 million loss on embedded derivative in Q2 2019 that did not occur in Q2 2020, offset by interest expense of US$1.3 million incurred on the Dominion Capital loan in Q2 2020 compared to US$0.5 million in Q2 2019.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Net loss before tax	(3,734)	(1,320)	(2,414)	(183%)	(6,266)	(3,326)	(2,940)	(88%)
Interest expense	1,400	689	711	103%	2,785	821	1,964	239%
Depreciation expense	2,750	1,299	1,451	112%	5,730	2,647	3,083	116%
EBITDA (1)	416	668	(252)	(38%)	2,249	142	2,107	1484%
Stock compensation expense	254	1,462	(1,208)	(83%)	1,264	1,572	(308)	(20%)
Financial income and other	765	1,199	(434)	(36%)	827	1,194	(367)	(31%)
Adjusted EBITDA (1)	1,435	3,329	(1,894)	(57%)	4,340	2,908	1,432	49%

Bitfarms’ net loss for Q2 2020 was US$3.7 million compared to a net loss of US$1.3 million for Q2 2019. EBITDA and Adjusted EBITDA for Q2 2020 were US$0.4 million and US$1.4 million, respectively, compared to an EBITDA and Adjusted EBITDA of US$0.7 million and US$3.3 million in Q2 2019. EBITDA and Adjusted EBITDA are non- IFRS performance measures; please refer to the heading “Non-IFRS Performance Measures” at the end of this press release.

Calculation of Gross Mining Profit & Gross Mining Margin

Gross mining margin (Backbone segment)

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	Jun. 30 2020	Jun. 30 2019	$ Change	% Change	Jun. 30 2020	Jun. 30 2019	$ Change	% Change
Revenue	6,870	7,687	(817)	(11%)	15,594	10,687	4,907	46%
Cost of sales	7,189	3,926	3,263	83%	14,674	6,959	7,715	111%
Gross profit (loss)	(319)	3,761	(4,080)	(108%)	920	3,728	(2,808)	(75%)
Depreciation and amortization	2,729	1,280	1,449	113%	5,682	2,603	3,079	118%
Net change in inventory and other	96	81	15.00	—	—	(126)	126	100%
Gross mining profit	2,506	5,122	(2,616)	(51%)	6,602	6,205	397	6%
Gross mining margin	36%	67%	—	—	42%	58%	—	—

Webcast

The Company will be hosting a webcast presentation at 10:00 AM ET on August 28 2020. To view the webcast presentation, please register at:

https://onlinexperiences.com/Launch/QReg/ShowUUID=C70B5887-6D74-423A-8BD6-A6207A4064C0

The financial results and presentation will also be available on our website at www.bitfarms.com.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities: Website: www.bitfarms.com

https://www.facebook.com/bitfarms/ https://twitter.com/Bitfarms_io https://www.instagram.com/bitfarms/ https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Non-IFRS Performance Measures

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "EBITDA," “EBITDA margin,” "Adjusted EBITDA," “Adjusted EBITDA margin,” “Gross mining profit,” and "Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue. “Gross mining profit” is defined as Revenue minus energy expenses for the Bitfarms segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenue for the Bitfarms segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. See “Reconciliation of Net Income to EBITDA and Adjusted EBITDA” for reconciliation of EBITDA and Adjusted EBITDA to net income.